SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated June 7, 2006.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

CGI-AMS Advantage ERP Suite Selected by City and County of Honolulu

Financial and Human Resources Systems to be Automated

Fairfax, Virginia – June 7, 2006 – CGI-AMS Inc., the wholly-owned U.S. operating subsidiary of CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB), today announced that it is has been selected by the City and County of Honolulu to integrate its web-based AMS Advantage® ERP Suite to centralize and support core financial and human resources processes and systems such as general ledger, accounts payable, purchasing, fixed assets, payroll and other related services. The two and a half year contract is worth $10 million.

Honolulu’s existing systems were originally implemented separately and are currently maintained as such. The age of the systems and the technologies that were used to develop them have made it difficult and costly for the City and County to modify and improve them. By implementing an integrated ERP solution, the systems’ functionalities and flexibility will be greatly enhanced to better support modern business practices and mission critical functions of City government.

“We are pleased to add the City and County of Honolulu to our Advantage client family,” said Donna Morea, President of CGI-AMS. “Advantage will enable Honolulu to meet its business objectives, including lower total cost of ownership, more efficient business processes and better information for financial decision making.”

“Honolulu joins a growing list of governments that recognize the benefits of CGI’s Advantage software when compared to other conventional commercial ERP products offered by integrators with less government experience,” said Michael Keating, Senior Vice-President, CGI-AMS western region. “This contract demonstrates local government’s interests in solutions that truly support the unique needs of government, and Advantage is the only solution available on the market designed specifically for government. We are thrilled to expand our relationship with the City and County of Honolulu.”

AMS Advantage is used by more than 190 public sector clients, 47 of which have already committed to implementing the new Web-based AMS Advantage 3 solutions, and has a flexible, open architecture solution that facilitates decision-making, automates document workflow, decreases paperwork and improves customer service. CGI-AMS incorporates more than 35 years of government experience and knowledge in the public sector market.

About CGI-AMS

CGI-AMS Inc. is the wholly-owned U.S. operating subsidiary of CGI Group Inc. Founded in 1976, CGI Group Inc. (“CGI”) is the eighth largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States of America (“US”), Europe, Asia Pacific as well as from centers of excellence in Canada, the US, Europe and India. CGI's annualized revenue run rate is currently $3.5 billion (US$3.0 billion) and at March 31, 2006, CGI's order backlog was $13.7 billion (US$11.7 billion). CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and may be “forward-looking information” within the meaning of sections 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

For more information:

Investor relations

Lorne Gorber

Vice-President, Investor Relations

(514) 841-3355

Media relations

John Alejandro

Director, Corporate Communications

(703) 267-5931

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: June 8, 2006	By /s/ Paule Doré

Name: Paule Doré

Title:	Executive Vice-President
and Chief Corporate Officer
and Secretary